[URI Letterhead]

September 10, 2009

Ms. Pamela A. Long

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File Number 333-160884) under the Securities Act of 1933 of United Rentals, Inc./United Rentals (North America), Inc.

Dear Ms. Long:

Please find enclosed for filing under the Securities Act of 1933 Amendment No. 1 (“Amendment No. 1”) to the Registration Statement of United Rentals, Inc., United Rentals (North America), Inc. and their subsidiary guarantor co-registrants (the “Company”) on Form S-3 (File No. 333-160884) (the “Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comment letter dated August 25, 2009 concerning the Registration Statement (the “Comment Letter”).  To facilitate the Staff’s review, the captions and numbered comments from the Comment Letter have been repeated in this letter in bold face type and the Company’s responses immediately follow each numbered comment in regular type.

The following are the Company’s responses to the Comment Letter:

Prospectus Cover Page

Comment No. 1 —  Please revise the cover page to include the rights and guarantees.

Response —  The text on the cover page of Amendment No. 1 has been revised so as to include reference to the rights and the individual guarantors.

Exhibit 5.1 — Legal Opinion

Comment No. 2 — Please clarify whether the opinion in paragraph 4 includes the shares of common stock associated with the preferred stock purchase rights.

Response — The opinion of Sullivan & Cromwell LLP filed as Exhibit 5.1 has been revised to clarify that paragraph (4) includes the shares of common stock associated with the preferred stock purchase rights (the “Rights”), subject to the same qualifications that apply to the opinion relating to the Rights in paragraph (5).

Comment No. 3 — Please delete as inappropriate the assumption contained in the last sentence on page 5.  The valid existence and good standing of InfoManager, Inc. and United Rentals Northwest, Inc. are material facts underlying the opinion that are readily ascertainable and thus may not be assumed by counsel.  If counsel is not able to opine on laws other than New York, Delaware and California, then the opinion should state that counsel has relied upon local counsel opinions and such local counsel opinions must be filed as exhibits to the Form S-3.

Response — Local counsel opinions from Haynes and Boone, LLP and K&L Gates LLP addressing the valid existence and good standing of InfoManager, Inc. under Texas law and United Rentals Northwest, Inc. under Oregon law, respectively, have been added as Exhibits 5.2 and 5.3.  The opinion of Sullivan & Cromwell LLP has been revised to include reference to reliance upon these opinions.

*	*	*

Separately, the Company acknowledges receipt of the Staff’s comment letter dated September 3, 2009 concerning the Company’s Form 10-K for the year ended December 31, 2008, Definitive Proxy Statement dated April 30, 2009 and Form 10-Q for the quarter ended March 31, 2009.  The Company confirms that it will respond to such letter under separate cover on or before September 18, 2009.

If you have any questions or comments regarding the enclosed materials, please call Andrew D. Soussloff of Sullivan & Cromwell LLP at 212-558-3681 or me at 203-622-3131.

Very truly yours,

/s/ Jonathan M. Gottsegen
Jonathan M. Gottsegen
Senior Vice President,
General Counsel and Corporate Secretary

cc:	Ms. Chambre Malone
Mr. Dietrich King
(U.S. Securities and Exchange Commission)

Andrew D. Soussloff
(Sullivan & Cromwell LLP)